Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba to Acquire Full Ownership of China Online Delivery Platform Ele.me

Acquisition will leverage Ele.me’s delivery force to boost Alibaba’s New Retail initiative in local services

Hangzhou, China, April 2, 2018—Alibaba Group Holding Limited (NYSE: BABA, “Alibaba”) announced today that the company will acquire all outstanding shares that it does not already own in Ele.me, a leading online delivery and local services platform in China, in a transaction that implies the enterprise value of Ele.me at US$9.5 billion. Alibaba and its affiliate Ant Small and Micro Financial Services Group Co., Ltd. currently own approximately 43% of the outstanding voting shares of Ele.me.

This acquisition will deepen Ele.me’s integration into Alibaba’s ecosystem and advance Alibaba’s New Retail strategy to provide a seamless online and offline consumer experience in the local services sector.

Daniel Zhang, CEO of Alibaba Group, said, “We are excited for Ele.me to become a part of the Alibaba ecosystem. Under the leadership of its founder and management team, Ele.me has achieved leading market share in China’s online food delivery and local services sector. Our shared belief that New Retail will create more value for customers and merchants has brought us together. Looking forward, Ele.me can leverage Alibaba’s infrastructure in commerce and find new synergies with Alibaba’s diverse businesses to add further momentum to the New Retail initiative.”

Ele.me’s fast local delivery service will build on its core expertise in food delivery to provide consumers with a wider range of products and services on-demand. This expansion of offerings will allow Ele.me to efficiently utilize its large delivery force that currently fulfills orders in cities across China.

Ele.me also complements Koubei, Alibaba’s affiliated local services platform and provides extended synergies. By combining Ele.me’s online home delivery services with Koubei’s consumer acquisition and engagement capability for a range of restaurants and service establishments, Alibaba will be able to offer an integrated experience to consumers both online and offline.

Zhang Xuhao, founder of Ele.me, said, “This acquisition shows that we have built Ele.me into one of China’s most valuable internet businesses. Our customers, merchants and partners will benefit from our further integration into the Alibaba family. We share the same strategic vision that New Retail has a bright future and being part of Alibaba’s ecosystem will take Ele.me’s growth to a new level.”

Ele.me will continue to operate in its own brand and work closely with its existing partners and merchants. Alibaba will lend its full support to Ele.me including access to its New Retail infrastructure, product offerings and technology expertise.

Upon completion of the acquisition, Zhang Xuhao will become Chairman of Ele.me and special advisor to Alibaba’s CEO on New Retail strategy. Wang Lei, Vice President of Alibaba Group, will become chief executive of Ele.me. Wang joined Alibaba in 2003 and has held a number of senior positions in Alibaba’s consumer e-commerce, B2B, O2O service and healthcare businesses.

###

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

Media Contacts

Asia

Katie Lee

+852 9728 0979

k.lee@alibaba-inc.com

U.S.

Robert H. Christie

+1 917 860 9410

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “aim,” “anticipates,” “future,” “intends,” “plans,” “believes,” “may,” “estimates,” “potential,” “continue,” “ongoing,” “goal”, “targets,” “guidance”, “commits” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s investment plans, the completion of the transaction and the strategic goals of the investment, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that the various closing conditions for the transaction may not be satisfied or waived or that the intended strategic goals may not be achieved. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.